United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 15, 2021

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

April 15, 2021

Coca-Cola European Partners (CCEP) today confirms final regulatory approval from the Overseas Investment Office of New Zealand (OIO) to acquire
Coca-Cola Amatil Limited (CCL)

•As CCEP progresses further with the acquisition of CCL, CCEP today provides an update on the status of regulatory approvals relating to the transaction
•The Scheme Implementation deed between CCEP and CCL is subject to both Australian Foreign Investment Review Board (FIRB) approval and OIO approval
•As previously announced, CCEP confirmed receipt of the FIRB approval on Friday 29th January 2021
•CCEP today confirms receipt of the OIO approval

The latest timetable of key dates is below, all dates being indicative and subject to change:

Event	Date
Scheme Meeting	16 April 2021
Effective Date	21 April 2021
Implementation Date	10 May 2021

The Scheme remains subject to other customary conditions, including CCL’s Independent Shareholder approval at the Scheme Meeting and court approval.

Further information
For more information on the transaction, please see on our website www.cocacolaep.com

Advisers
Rothschild & Co are acting as lead financial adviser. Credit Suisse are financial advisers to the Affiliated Transaction Committee (ATC) of the Board of Directors of CCEP. Macquarie Capital is also acting as a financial adviser to CCEP in connection with the transaction.

Slaughter and May and Corrs Chambers Westgarth are acting as legal counsel to CCEP.

Enquiries

Clare Wardle, General Counsel and Company Secretary: secretariat@ccep.com

Investor Relations: Sarah Willett: sarah.willett@ccep.com +44 7970 145 218

Media:

Shanna Wendt: swendt@ccep.com +44 7976 595 168

Peter Brookes: pbrookes@citadelmagnus.com +61 407 911 389

Brett Clegg: bclegg@citadelmagnus.com +61 487 436 985

About CCEP (LEI 549300LTH67W4GWMRF57)

Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, making, selling & distributing an extensive range of non-alcoholic ready to drink beverages & is the world's largest Coke bottler based on revenue. CCEP serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain & Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange & on the Spanish Stock Exchanges, trading under the symbol CCEP. For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CCEP.

About CCL
Coca-Cola Amatil Limited (including subsidiaries, group entities and related bodies corporate) is one of the largest bottlers and distributors of ready-to-drink non-alcohol and alcohol beverages and coffee in the Asia Pacific region. CCL is the authorised bottler and distributor of KO’s beverage brands in Australia, New Zealand, Fiji, Indonesia, Papua New Guinea and Samoa. CCL directly employs around 12,000 people and indirectly creates thousands more jobs across the supply chain, partnering with key suppliers to bottle, package, sell and distribute its products. With access to around 270 million potential consumers through more than 630,000 active customers CCL is committed to leading through innovation, building a sustainable future and delivering long-term value, both to shareholders and to society.

CCL delivered FY19 revenue and EBITDA2 of A$5.1bn (c.€3.1bn1) and A$1.0bn (c.€0.6bn1) respectively, of which approximately three-quarters is generated by Australia and New Zealand

For more information, visit www.ccamatil.com

1A$ to € average FY19 exchange rate of 0.6209; 2Earnings before interest, tax, depreciation and amortisation (post AASB-16)

No incorporation of website information
The content of the websites referred to in this announcement is not incorporated into and does not form part of this announcement.

Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (together “CCEP”), CCEP's proposed acquisition (the "Acquisition") of Coca-Cola Amatil Limited and its subsidiaries (together "CCL") and the integration of CCL into CCEP. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict,” “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s and CCL’s historical experience and present expectations or projections, including with respect to the Acquisition. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the “Risk Factors” section of CCEP’s 2020 Annual Report on Form 20-F, including the statements under the following headings: Business continuity and resilience (such as the adverse impact that the COVID-19 pandemic and related government restrictions and social distancing measures implemented in many of our markets, and any associated economic downturn, may have on our financial results, operations, workforce and demand for our products); Packaging (such as refillables and recycled plastics); Cyber and social engineering attacks and IT infrastructure; Economic and political conditions (such as the UK’s exit from the EU, the EU-UK Trade and Cooperation Agreement, and uncertainty about the future relationship between the UK and EU); Market (such as disruption due to customer negotiations, customer consolidation and route to market); Legal, regulatory and tax (such as the development of regulations regarding packaging, taxes and deposit return schemes); Climate change and water (such as net zero emission legislation and regulation, and resource scarcity); Perceived health impact of our beverages and ingredients, and changing consumer buying trends (such as sugar alternatives and other ingredients); Competitiveness, business transformation and integration; People and wellbeing; Relationship with TCCC and other franchisors; Product quality; and Other risks; and

2. those set forth in the "Business and Sustainability Risks" section of CCL's 2020 Financial and Statutory Reports including the statements under the following headings: COVID-19 related risks; The Coca-Cola Company (TCCC) and other brand partners relationship risk; Economic and political risks; Cyber risk; Foreign exchange risk; Key personnel risk; Beverage industry risk; Regulatory risk; Corporate social responsibility risk; Climate change risk; Supply chain risk; Litigation and legal disputes risk; Malicious product tampering risk; Workplace Health & Safety (WHS) risk; Business interruption risk; Product quality risk; Fraud risk.

3. risks and uncertainties relating to the Acquisition, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected, which could result in additional demands on CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns; the possibility that certain assumptions with respect to CCL or the Acquisition could prove to be inaccurate; the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals, shareholder approvals and the satisfaction of closing conditions to the Acquisition; ability to raise financing; the potential that the Acquisition may involve unexpected liabilities for which there is no indemnity; the potential failure to retain key employees of CCEP and CCL as a result of the proposed Acquisition or during integration of the businesses and disruptions resulting from the proposed Acquisition, making it more difficult to maintain business relationships; the potential if the Acquisition is not completed in a timely manner or at all for (i) negative reaction from financial markets, customers, regulators, employees and other stakeholders, (ii) loss of time spent on an unsuccessful Acquisition, and (iii) litigation related to the Acquisition.

The full extent to which the COVID-19 pandemic will negatively affect CCEP and/or CCL and the results of their operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

Due to these risks, CCEP’s and CCL’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements (including those issued by CCL prior to the Acquisition). These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s and CCL’s future financial condition and performance are identified in filings with the United States Securities and Exchange Commission (“SEC”) which are available on the SEC’s website at www.sec.gov and at the Australian Stock Exchange which are available at www.asx.com.au. Neither CCEP nor CCL undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Furthermore, neither CCEP nor CCL assumes any responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s or CCL’s respective public statements (whether prior or subsequent to the Acquisition) may prove to be incorrect.

This document does not constitute or form part of any offer for sale or solicitation of any offer to buy any securities in the United States or elsewhere nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment to purchase securities. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

End

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: April 2021, 15	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary